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April 22, 2005

VIA FACSIMILE AND MAIL

Michael Reedich

Attorney

Securities and Exchange Commission

450 5th Street

Washington, D.C. 20549

Re:	Chemokine Therapeutics Corp.
Registration Statement on Form SB-2
Filed March 24, 2005
Registration No. 333-123572

Dear Mr. Reedich:

We have received your letter of April 1, 2005, commenting on the Registration Statement on Form SB-2 filed by Chemokine Therapeutics Corp. ("Chemokine"). We have reviewed it carefully and we have modified the filing in response to your comments. Our specific responses to each comment are set forth below. We have used the same numbering sequence as set forth in your letter to make your review of our response easier to follow. However, since the pagination has changed, the page numbers refer to the pages in the revised prospectus. Finally, we are furnishing seven marked copies of the amendment to expedite your review.

1. Registration Statement Cover Page

The Registrant is relying upon Rule 429. Pursuant to Rule 429(b), the Registrant included the following text, as you noted in your letter: "The prospectus contained in this registration statement shall be the prospectus for that registration statement of the company declared effective on December 17, 2004, Registration No. 333-117858." We have modified this text to clarify reliance on Rule 429(b). In addition, we have added to the fee table the shares registered for resale in the first registration statement. However, since the fees were paid initially for these shares, the value of these shares has not been included in the calculation of the filing fee.

Rule 429(a) indicates that a single prospectus in the latest registration statement may cover the shares registered in the earlier registration statement as well as additional shares covered in the subsequent registration statement. The prospectus contained in this subsequent registration statement includes the shares registered in the earlier registration statement no. 333-117858.

Michael Reedich

April 22, 2005

2. Selling Stockholders Table

The Selling Stockholders Table indicates the number of shares to be sold by the selling shareholders. We have modified the Selling Stockholders Table by adding a new column that sets forth the shares beneficially owned that are subject to warrants, and we have deleted the corresponding number set forth in parentheses in the first column.

The names of the natural persons who have sole or shared voting power are set forth in parentheses beneath the names of the record shareholder. We have added the names of the natural persons who have the voting power of the shares of Chemokine for the last six entries in the list.

3. Signatures by Principal Officers

The chief executive officer and the chief financial officer, together with the directors, signed the Registration Statement. Their signatures were conformed in the Registration Statement as filed. We have in our possession copies of the manually signed signature pages to the Registration Statement. The Principal Executive Officer and the Principal Financial Officer and Principal Accounting Officer will sign all future amendments. We have further identified the nature of the offices held by the Chief Executive Officer and the Chief Financial Officer.

We intend to follow this letter and Amendment No. One immediately with a request for acceleration. We will request an effective date of April 26, 2005, at 1:00 PM or as soon thereafter as possible. If you see any problem with this time table, please contact me immediately.

Sincerely,

Squire, Sanders & Dempsey L.L.P.

Russell M. Frandsen